# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DigitalOcean Holdings, Inc., CIK 0001582961
CUSIP: 25402D102
Title of class of securities: Common Stock, $0.000025 par value
Address of issuer's principal executive offices: 105 Edgeview Drive, Suite 425, Broomfield, Colorado (CO), 80021
Date of event which requires filing of this statement: 08/04/2026
Filed by CIK 0001508226
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,653,451; sole dispositive power 0; shared dispositive power 18,653,451; aggregate amount beneficially owned 18,653,451 (15.86% of the class)
  Comment: Row 13: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 117,579,550 shares of Common Stock issued and outstanding as of July 30, 2026, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 4, 2026.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 155,665; sole dispositive power 0; shared dispositive power 155,665; aggregate amount beneficially owned 155,665 (0.13% of the class); the aggregate amount excludes certain shares
  Comment: Row 13: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 117,579,550 shares of Common Stock issued and outstanding as of July 30, 2026, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 4, 2026.
- AI Droplet Holdings LLC (CIK 0001849909): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 18,378,199; shared voting power 119,587; sole dispositive power 18,378,199; shared dispositive power 119,587; aggregate amount beneficially owned 18,497,786 (15.73% of the class); the aggregate amount excludes certain shares
  Comment: Row 13: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 117,579,550 shares of Common Stock issued and outstanding as of July 30, 2026, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 4, 2026.
- AI Droplet Sharing LLC (CIK 0001849905): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 155,665; shared voting power 0; sole dispositive power 155,665; shared dispositive power 0; aggregate amount beneficially owned 155,665 (0.13% of the class); the aggregate amount excludes certain shares
  Comment: Row 13: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 117,579,550 shares of Common Stock issued and outstanding as of July 30, 2026, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 4, 2026.
- AI Droplet Subsidiary LLC (CIK 0001854071): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 119,587; shared voting power 0; sole dispositive power 119,587; shared dispositive power 0; aggregate amount beneficially owned 119,587 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Row 13: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 117,579,550 shares of Common Stock issued and outstanding as of July 30, 2026, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 4, 2026.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,653,451; sole dispositive power 0; shared dispositive power 18,653,451; aggregate amount beneficially owned 18,653,451 (15.86% of the class)
  Comment: Row 13: All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of 117,579,550 shares of Common Stock issued and outstanding as of July 30, 2026, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.000025 par value
Name of issuer: DigitalOcean Holdings, Inc.
Address of issuer's principal executive offices: 105 Edgeview Drive, Suite 425, Broomfield, Colorado (CO), 80021
Comment:
This Amendment No. 7 to Schedule 13D is being filed by Access Industries Management, LLC ("AIM"), Access Industries Holdings LLC ("AIH"), AI Droplet Holdings LLC ("Holdings"), AI Droplet Sharing LLC ("Sharing"), AI Droplet Subsidiary LLC ("Subsidiary") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person") to report a change in the percentage of shares of common stock, $0.000025 par value per share (the "Common Stock"), of DigitalOcean Holdings, Inc. (the "Issuer") beneficially owned by the Reporting Persons.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 5, 2021, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 8, 2022, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on July 12, 2023, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on August 12, 2024, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the SEC on June 6, 2025, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the SEC on May 11, 2026 and Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the SEC on May 15, 2026 (the "Schedule") is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 7. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Items 5(a) and (b) to the Schedule is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds:
18,378,199 shares of Common Stock are owned directly by Holdings and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM is the sole manager of Holdings and (ii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in Holdings. Each of the Reporting Persons (other than Holdings), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

155,665 shares of Common Stock are owned directly by Sharing and may be deemed to be beneficially owned by AIM, AIH and Len Blavatnik because (i) AIM is the sole manager of Sharing and AIH, (ii) AIH controls all of the outstanding voting interests in Sharing and (iii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than Sharing), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

119,587 shares of Common Stock are owned directly by Subsidiary and may be deemed to be beneficially owned by AIM, Holdings and Len Blavatnik because (i) AIM is the sole manager of Subsidiary and Holdings, (ii) Holdings owns all of the equity interests in Subsidiary and (iii) Len Blavatnik controls AIM and a majority of the outstanding voting interests in Holdings. Each of the Reporting Persons (other than Subsidiary), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.12 Joint Filing Agreement, dated as of August 6, 2026

## Signatures
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (08/06/2026)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (08/06/2026)
- AI Droplet Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (08/06/2026)
- AI Droplet Sharing LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (08/06/2026)
- AI Droplet Subsidiary LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (08/06/2026)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact (08/06/2026)
Comment: *The above signed, by signing his name hereto, executes this Amendment No. 7 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.